SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 18)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

December 4, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 2 of 16 pages

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 33,517,597 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 33,517,597 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,517,597* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.93%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 104,973,408 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 2,651,332 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 3 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 22,970,647 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 22,970,647 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,970,647 * (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 2,045,412 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 104,367,488 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 2,045,412 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 4 of 16 pages

1		Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,646,540 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,646,540 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,646,540 * (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 317,834 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 102,639,910 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 317,834 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 5 of 16 pages

1		Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,608,985 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,608,985 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,608,985 (See Item 5)*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.44%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 288,086 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 102,610,162 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 288,086 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 6 of 16 pages

1		Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 239,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 239,425 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,425 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 102,322,076 Shares outstanding as of December 5, 2017.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 7 of 16 pages

1		The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,000 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 102,322,076 Shares outstanding as of December 5, 2017.

SCHEDULE 13D/A
CUSIP No. 411307101	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 33,226,172 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 33,226,172 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,226,172 * (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.65%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 104,973,408 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 2,651,332 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 9 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,465,597 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,465,597 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,465,597* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.88%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 104,973,408 Shares outstanding, which is the sum of 102,322,076 Shares outstanding as of December 5, 2017, plus 2,651,332 Shares issuable upon exercise of warrants.

This Amendment No. 18 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016, Amendment No. 14, filed on April 21, 2017, Amendment No. 15, filed on July 5, 2017, Amendment No. 16, filed on August 22, 2017 and Amendment No. 17, filed on November 9, 2017 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.
Item 3.  Source and Amount of Funds.
Item 3 of the Statement is hereby supplemented as follows:

As previously disclosed, on September 26, 2017, Partners, Institutional Partners and Ten Fund (each as defined below) entered into a Commitment Letter with the Issuer pursuant to which such persons agreed to exercise their respective basic subscription rights as well as exercise their over-subscription privilege pursuant to the Rights Offering in an amount not less than $3,000,000. On December 5, 2017, pursuant to the Commitment Letter, Partners acquired 8,474,589 Shares, Institutional Partners acquired 855,670 Shares and Ten Fund acquired 1,415,356 Shares for an aggregate purchase price of $4,900,000 in the Rights Offering at a purchase price of $0.456 per share.  All of the funds required to acquire these additional Shares was furnished from the working capital of each of Partners, Institutional Partners and Ten Fund. In addition, as described in Item 5(c) below, on December 4, 2017, Ten Fund acquired an additional 1,800,000 Shares for an aggregate purchase price of $540,000 in an open market purchase, the funds for which was furnished from the working capital of Ten Fund.

Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:

The response set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

This aggregate percentage of Shares reported owned by each person named herein is the sum of 102,322,076 Shares outstanding as of December 5, 2017, based on information provided to the Reporting Persons by the Issuer, plus the following number of  Shares currently issuable upon the exercise of warrants: (i) in the case of Mr. Larry Feinberg, General Partner and Manager (as defined below), 2,651,332, (ii) in the case of Partners (as defined below) 2,045,412, (iii) in the case of Institutional Partners (as defined below), 317,834, and (iv) in the case of Ten Fund (as defined below), 288,086. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.
 (a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 22,970,647 Shares, constituting approximately 22.01% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,970,647 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,970,647 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, LP (“Institutional Partners”) may be deemed to be the beneficial owner of 3,646,540 Shares, constituting approximately 3.55% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,646,540 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,646,540 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund Master, LP (“Ten Fund”) may be deemed to be the beneficial owner of 6,608,985 Shares, constituting approximately 6.44% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,608,985 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,608,985 Shares.

(a, b) Retirement

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement”) may be deemed to be the beneficial owner of 239,425 Shares, constituting approximately 0.2% of the Shares outstanding.

Retirement has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 239,425 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 239,425 Shares.

(a, b) Foundation

As of the date hereof, Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 52,000 Shares, constituting approximately 0.05% of the Shares outstanding.

Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 52,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 52,000 Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 33,226,172 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 31.65% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,226,172 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,226,172 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Partners, Institutional Partners, Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 33,465,597 Shares, constituting approximately 31.88% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,465,597 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,465,597 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 33,517,597 Shares, constituting approximately 31.93% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,517,597 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,517,597 Shares.

c)
Except for the following, the Reporting Persons have not effected any transactions in the Shares in the last sixty days; (i) an open market purchase of 1,800,000 Shares by Ten Fund on December 4, 2017 at a price of $0.30 per share and (ii) the purchase of an aggregate 10,745,235 Shares by Partners, Institutional Partners and Ten Fund on December 5, 2017 at a price of $0.456 per share in the Rights Offering, as described in Item 3 above.

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented as follows:

The response set forth in Item 3 of this Amendment is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 6, 2017	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 6, 2017	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 6, 2017	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 6, 2017	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee

Dated: December 6, 2017	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 6, 2017	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: December 6, 2017	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: December 6, 2017	LARRY N. FEINBERG /s/ Larry N. Feinberg